

First Quarter 2007
Report to Shareholders

For the Three Months Ended November 30, 2006
(Unaudited)

CORUS ENTERTAINMENT INC.
Fourth Quarter Report to Shareholders

TABLE OF CONTENTS

CORUS ENTERTAINMENT INC.
First Quarter Report to Shareholders

(These highlights are derived from the unaudited consolidated financial statements) (thousands of Canadian dollars except per share data)	Three months ended November 30,	
	2006	2005
Revenues	**209,198**	195,341
Segment profit		
Radio	**23,649**	21,863
Television	**60,482**	52,551
Content	**1,007**	2
Corporate	**(5,398)**	(4,785)
Eliminations	**177**	120
	79,917	69,751
Net income	**36,669**	31,407
Earnings per share		
Basic	**$0.87**	$0.73
Diluted	**0.85**	0.72
Weighted average number of shares outstanding (in thousands)		
Basic	**42,061**	42,808
Diluted	**43,116**	43,387

Significant Events in the Quarter

- On September 9, 2006 qubo, the new U.S. market multi-platform television network for kids launched. A partnership between Corus Entertainment, ION Media, NBC Universal, Scholastic and Classic Media/Big Idea, the venture launched with a block on NBC, Telemondo and iNetwork. Future qubo multi-platform offerings will include a branded website and a dedicated 24/7 digital television kids network that will launch across ION Media Networks' nationwide television station group.
- On September 12, 2006 the Company announced a new organizational structure for its Television and Content divisions. The Television division now focuses on two strategic portfolios – a Kids portfolio and a Lifestyle, Drama and Movies portfolio. The changes included integrating Nelvana production studios into the Television division, relocating the Movie Central operation to Toronto, and creating Nelvana Enterprises, a separate business unit that will focus on leveraging Corus' intellectual property domestically and internationally.
- On September 28, 2006 the Company held its annual Investor Day. The Company provided fiscal 2007 financial guidance targets of free cash flow of between $85 to $100 million and a consolidated segment profit range of $230 to $240 million.
- On September 28, 2006 the Company announced plans to develop a network of massive multiplayer online games ("MMOGs") in partnership with Québec-based Frima Studio Inc. Unparalleled in the marketplace, this immersive online game initiative for kids is set to launch later this year on YTV.com.
- On October 2, 2006 the Company announced that it has reached an agreement to buy Winnipeg radio station CJZZ 99.1 Cool FM and Kitchener radio station CKBT 91.5 The Beat from CanWest MediaWorks. The transaction is subject to approval by the CRTC and the acquisition price for the two stations is approximately $15.0 million.

- Telelatino Network Inc. received CRTC approval for new Category 2 specialty services to be known as Music Television Español, Spanish Sports TV 1, Spanish Entertainment TV, Spanish Sports TV 2, Spanish Entertainment TV, and Italian Entertainment TV.
- On October 19, 2006, the Federal Court of Appeal set aside the 2005 decision of the Copyright Board, dealing with SOCAN's commercial radio tariff. The original Board decision modified the rates radio stations pay to SOCAN, introducing a two-tier payment system based on each station's annual revenues. The Court ordered that the matter be referred back to the Copyright Board for its reconsideration.
- On November 6, 2006 the Company's Radio division announced the launch of boomboxbaby.ca, a broadband radio station playing a mix of eclectic music programmed by teens and young adults and featuring personalities and content from YTV, Kids Can Press and Corus Radio.
- On November 14, 2006 the Company's Radio division announced a two-minute stopset initiative. Launched on 15 Corus FM stations in eight major markets, listeners are never more than two minutes away from great music while at the same time giving clients even greater value for their advertising dollar.
- On November 20, 2006, the number of radio stations operated by the Company decreased to 50 stations with the closing of its Sherbrooke repeater station CKTS AM.
- On November 29, 2006, in accordance with Section 404 of the Sarbanes-Oxley Act, the Company issued its first year certification relating to internal control over financial reporting.   The Company's Chief Executive Officer and Chief Financial Officer concluded that, as of August 31, 2006, the Company's internal control over financial reporting was effective and there were no material weaknesses to report.
- In the first quarter, the Company and Astral Media completed the transaction to purchase a 20% share of TELETOON from Cookie Jar Entertainment. Corus and Astral Media now each own 50% of the TELETOON network.

Significant Events Subsequent to the Quarter

- On December 14, 2006, Judge Michel Shore of the Federal Court of Canada, Trial Division, ruled that the Part II License Fees paid by CRTC licensees are an unlawful tax. This decision is subject to appeal by the Crown.
- On December 15, 2006, the CRTC issued three policy statements (Broadcasting Public Notices CRTC 2006-158, 2006-159 and 2006-160) arising from the Commercial Radio Policy Review. Key highlights from the policy statements include an overall maintenance of the current regulatory framework including no change to the 35% CanCon requirement; a broadening of the scope and required contribution to the development of Canadian Content; and a digital radio policy that allows new digital radio licence holders to develop services they believe will be of greatest interest to listening public.
- On December 31, 2006, the Company paid a quarterly dividend of $0.2125 and $0.215 to holders of its Class A and Class B shareholders respectively.

Management's Discussion and Analysis

Management's Discussion and Analysis of the financial position and results of operations for the three month period ended November 30, 2006 is prepared at December 31, 2006. The following should be read in conjunction with Management's Discussion and Analysis, consolidated financial statements and the notes thereto included in our August 31, 2006 Annual Report and the consolidated financial statements and notes of the current quarter. The financial highlights included in the discussion of the segmented results are derived from the unaudited consolidated financial statements. All amounts are stated in Canadian dollars unless specified otherwise.

Cautionary statement regarding forward-looking statements

To the extent any statements made in this report contain information that is not historical; these statements are forward-looking statements within the meaning of applicable securities laws. These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook and can generally be identified by the use of the words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business; and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form. Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

Overview of Consolidated Results

The first quarter was highlighted by strong revenue and segment profit growth from our broadcasting segments and another quarter of positive segment profit contribution from Content. Net income for the quarter was $36.7 million on revenues of $209.2 million, as compared to $31.4 million on revenues of $195.3 million in the prior year. Radio and Television delivered segment profit growth of 8% and 15% respectively, while Content contributed another quarter of positive segment growth. Please refer to the discussion of segmented results for further analysis, including a discussion of changes to the reportable segments.

Financial Results

Revenues

Revenues for the first quarter were $209.2 million, an increase of 7% over $195.3 million last year. Radio and Television experienced increases of 4% and 10% respectively. Content decreased by 10% in the first quarter. Please refer to the discussion of segmented results for additional analysis of revenues.

Direct cost of sales, general and administrative expenses

Direct cost of sales, general and administrative expenses for the first quarter were $129.3 million, up 3% from $125.6 million in the prior year. Expense increases in Television were the result of higher program rights amortization, while increases in Radio were a result of higher promotional and marketing costs. Expenses at Content decreased as the result of lower revenues, as well as savings in administrative costs resulting from the restructuring in fiscal 2006. Please refer to the discussion of segmented results for additional analysis of expenses.

Depreciation

Depreciation expense for the first quarter was $5.2 million, an increase of $0.1 million from last year. This increase reflects higher capital expenditure activity in fiscal 2006 relative to prior years.

Amortization

Amortization expense for the first quarter was $0.6 million, down from $0.9 million last year. The decrease is a result of certain deferred start-up and reformatting costs becoming fully amortized. The remaining deferred start-up costs of $0.1 million will be fully amortized at the end of the second quarter, while $5.0 million in remaining deferred financing charges relating to the Company's bank facility is being amortized over the remaining life of the facility.

Interest on long-term debt

Interest expense for the first quarter was $8.9 million, down from $14.5 million last year. The Company refinanced its debt at the end of January 2006, with the result that the Senior Subordinated Notes ("Notes"), which paid interest at an effective rate of 9.33%, were replaced with bank debt paying interest on a floating rate plus a margin. Interest rate swap agreements fix the interest rate at 4.13% plus a margin on $400.0 million of the bank debt for the full term of the facility. The effective interest rate for the first quarter was 5.3% on bank debt, compared to 9.5%, primarily on the Notes, in the prior year.

Other expense (income), net

Other expense for the first quarter was $6.5 million, compared to other income of $0.7 million in the prior year. The current year includes restructuring charges of $6.2 million, incurred primarily in the Television segment. Interest income declined from $1.1 million in the prior year to $0.4 million in the current year, resulting from lower cash and cash equivalents balances.

Income taxes

The effective tax rate for the first quarter was 35.1%, consistent with the Company's 35.4% statutory rate.

Net income

Net income for the first quarter was $36.7 million, as compared to $31.4 million last year. Earnings per share for the first quarter were $0.87 basic and $0.85 diluted, compared with $0.73 basic and $0.72 diluted last year.

Radio

The Radio division comprises 50 radio stations situated primarily in nine of the ten largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is Canada's leading radio operator in terms of revenues and audience reach.

Financial Highlights

(thousands of Canadian dollars)	Three months ended November 30,	
	2006	2005
Revenues	**75,591**	72,392
Direct cost of sales, general and administrative expenses	**51,942**	50,529
Segment profit	**23,649**	21,863

Revenues for the first quarter were $75.6 million, up 4% from the corresponding period last year. Local airtime revenues for the segment were flat compared to the prior year, while national airtime sales revenues were up 13% over the prior year. Revenue growth for the quarter was experienced in Western Canada and Ontario, with the Ontario regional stations and Calgary contributing above market average growth in the quarter, as indicated by the Trans-Canada Radio Advertising by Market ("TRAM") Report for the three months ended November 30, 2006. The Company has taken measures to address its challenges in the Quebec market, where Corus' growth did not keep pace with the market average growth. Corus Radio believes that its assets continue to be competitively positioned to take advantage of the strong ad market.

Direct cost of sales, general and administrative expenses for the first quarter were $51.9 million, up 3% from $50.5 in the corresponding period last year. This increase over the prior year was due largely to the acceleration of marketing and promotional spending in the current year.

Segment profit for the first quarter was $23.6 million, an increase of 8% from last year. This segment profit increase represents a slight margin improvement for the Radio segment.

Television

The Television division comprises the following: specialty television networks YTV, W Network, Treehouse TV, Corus' 80% interest in Country Music Television Limited ("CMT"), a 50.5% interest in Telelatino, a 50% interest in TELETOON and a 20% interest in Food Network; Corus' premium television services Movie Central and Encore; interests in three digital television channels: SCREAM, Discovery Kids Canada and The Documentary Channel; Corus Custom Networks, a cable advertising service; three local television stations; Max Trax, a residential digital music service; and the Nelvana production studio.

The increase of Television's interest in TELETOON from 40% to 50% and the absorption of the Nelvana production studio occurred at the start of fiscal 2007. The segment results of Television for the prior year have been restated to reflect certain aspects of the change related to the Nelvana production studio. The impact of this restatement on the first quarter of fiscal 2006 is to increase Television's revenues and segment profit by $2.6 million and $0.5 million, respectively. For other aspects the new business relationship between the Content and Television segments it is impracticable to restate the prior year.

Financial Highlights

	Three months ended November 30,	
(thousands of Canadian dollars)	**2006**	2005
Revenues	**122,641**	111,455
Direct cost of sales, general and administrative expenses	**62,159**	58,904
Segment profit	**60,482**	52,551

Revenues for the first quarter were $122.6 million, up 10% from the corresponding period last year. Revenue growth was driven by advertising growth of 12% and subscriber growth of 11%. These increases were offset by a decline in other revenues. The strong advertising results were driven by double-digit growth in CMT, W and Telelatino. Specialty advertising growth for the quarter was 13%, while total revenues from local and other television properties grew by 8% over the prior year. Excluding the impact of the TELETOON acquisition, specialty advertising revenues grew by 9%. Subscriber revenue growth was driven by increases across all networks. Movie Central finished the quarter with 833,000 subscribers, up 9% from the same period last year.

Direct cost of sales, general and administrative expenses were $62.2 million for the first quarter, up 6% from the prior year. The increase was primarily due to higher programming costs, as amortization of program rights and film investments increased by 14% over the prior year. These costs fluctuate in proportion to changes in subscriber levels, as a result of program supply agreements and Canadian content requirements based on the prior year's revenues, as a result of conditions of license. These increased costs were offset by effective cost containment in other general and administrative overhead. These costs decreased by 3% over the prior year, due to lower marketing costs as well as savings generated from the consolidation of the Edmonton facility into the Toronto operations. During the first quarter Television incurred $4.9 million in restructuring expenses related to this consolidation. These costs are reflected in *Other expense (income), net*.

Segment profit for the first quarter was $60.5 million, up 15% from the prior year. Of this growth, 3% is due to the acquisition of an additional 10% share in TELETOON in the first quarter.

Content

The Content division participates in the distribution of television programs and the sale and licensing of related products and rights.

The absorption of the Nelvana production studio into Television occurred at the start of fiscal 2007. The segment results of Content for the prior year have been restated to reflect certain aspects of this change. The impact of this restatement on the first quarter of fiscal 2006 is to decrease Content's revenues and segment profit by $2.6 million and $0.5 million, respectively. For other aspects the new business relationship between the Content and Television segments it is impracticable to restate the prior year.

Financial Highlights

	Three months ended November 30,	
(thousands of Canadian dollars)	**2006**	2005
Revenues	**11,746**	13,104
Direct cost of sales, general and administrative expenses	**10,739**	13,102
Segment profit	**1,007**	2

Revenues for the first quarter were $11.7 million, a decrease of 10% from the prior year. There were significant library sales in the corresponding period last year. A portion of this decrease is also due to the fact that, starting in fiscal 2007, the Television segment will no longer be acquiring first window broadcast rights from the Content segment. This will result in a decrease in the inter-company sales recorded between the two segments. Included in Content's revenues for the quarter are inter-company revenues of $0.8 million. These revenues are eliminated upon consolidation.

Direct cost of sales, general and administrative expenses for the first quarter were $10.7 million, down 18% from the prior year. This decrease is the result of lower revenues and the restructuring undertaken in the fourth quarter of fiscal 2006. During the first quarter of fiscal 2007, Content incurred an additional $0.8 million in expenses related to a restructuring of the publishing business. These costs are reflected in *Other expense (income), net*.

Segment profit for the first quarter was $1.0 million, compared to a break-even result in the same period last year. The Content division continues to perform in line with the Company's current expectations of modest segment profit.

Corporate

The Corporate segment results represent the incremental cost of corporate overhead in excess of the amount allocated to the operating segments.

Financial Highlights

	Three months ended November 30,	
(thousands of Canadian dollars)	**2006**	2005
Stock-based compensation	**1,919**	1,683
Other general and administrative costs	**3,479**	3,102
General and administrative expenses	**5,398**	4,785

General and administrative expenses increased to $5.4 million in the first quarter from $4.8 million in the same period last year.

Stock-based compensation includes the expenses related to the Company's Performance Share Units and the issuance of stock options. The increase in the quarter reflects the impact of Corus' higher average share price since the first quarter of fiscal 2006.

The increase in other general and administrative costs of $0.4 million for the quarter relates primarily to increased costs of information technology.

Quarterly Consolidated Financial Information

The following table sets forth certain unaudited data derived from the unaudited consolidated financial statements for each of the eight most recent quarters ended November 30, 2006. In management's opinion, these unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements contained in the Company's Annual Report for the year ended August 31, 2006.

(thousands of Canadian dollars except per share amounts)	Revenues	Segment profit	Net income (loss)	Earnings (loss) per share	
				Basic	Diluted
2007					
1st quarter	209,198	79,917	36,669	$0.87	$0.85
2006					
4th quarter	184,979	44,515	46,642	$1.11	$1.09
3rd quarter	181,562	57,702	23,154	0.55	0.54
2nd quarter	164,388	42,151	(65,732)	(1.54)	(1.54)
1st quarter	195,341	69,751	31,407	0.73	0.72
2005					
4th quarter	175,279	42,571	9,662	$0.23	$0.22
3rd quarter	171,890	52,351	19,430	0.45	0.45
2nd quarter	155,300	38,024	12,945	0.30	0.30

Seasonal Fluctuations

As discussed in Management's Discussion and Analysis for the year ended August 31, 2006, Corus' operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results. In particular, as the Company's broadcasting businesses are dependent on general advertising and retail cycles associated with consumer spending activity, the first quarter results tend to be the strongest and second quarter results tend to be the weakest in a fiscal year.

Significant items causing variations in quarterly results

- Net income for the fourth quarter of fiscal 2006 was positively impacted by approximately $37.0 million in income tax rate changes and other income tax items.
- The second quarter of fiscal 2006 was impacted by the purchase and cancellation of the Company's Notes, as well as the termination of the cross-currency agreements associated with the Notes. The after-tax impact of these transactions was approximately $82.6 million or $1.95 per share.

Risks and Uncertainties

On October 19, 2006, the Federal Court of Appeal set aside the 2005 decision of the Copyright Board, dealing with the Society of Composers, Authors and Music Publishers of Canada ("SOCAN")'s commercial radio tariff. The original Board decision modified the rates radio stations pay to SOCAN, introducing a two-tier payment system based on each station's annual revenues. The Court ordered that the matter be referred back to the Copyright Board for its reconsideration. It is uncertain what impact this decision will have on Corus' financial results and position.

On December 14, 2006, the Federal Court of Canada ruled that the Part II License Fees paid by Canadian Radio-television and Telecommunications Commission ("CRTC") licensees are an unlawful tax. Corus has paid these fees since the Company's inception in 1999, and in fiscal 2006 the Company remitted approximately $5.0 million in Part II License Fees to the CRTC. It is uncertain what impact this decision will have on Corus' financial results and position.

Except as noted above, there have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2006.

Financial Position

Total assets at November 30, 2006 were $1.96 billion, compared to $1.84 billion at August 31, 2006. The following discussion describes the significant changes in the consolidated balance sheet since August 31, 2006.

Current assets increased by $50.6 million. Cash and cash equivalents decreased by $0.3 million. Negative free cash flow, resulting from the TELETOON acquisition, was offset by an increase in cash provided by financing activities. Accounts receivable increased by $35.6 million. The first quarter typically generates the strongest revenues for the broadcasting businesses, and these higher revenues result in an increase in receivables.

Non-current assets increased by $72.6 million. Tax credit receivable, investments, capital assets and deferred charges did not change significantly from their year-end balances. Program and film rights (current and non-current) increased by $25.8 million, as accruals for acquired rights of $51.2 million and $6.6 million acquired in the TELETOON acquisition were offset by amortization of $32.2 million. Program rights increased due to the acquisition of programming for the fall launch, and increases in condition of license requirements due to revenue growth. Film investments increased by $4.4 million as net film spending of $14.4 million was offset by film amortization and accruals for tax credits. This increase is primarily in projects in development and process for series that will be delivered in future periods. Broadcast licenses increased by $13.9 million and goodwill increased by $34.1 million as a result of the TELETOON acquisition in the first quarter.

Current liabilities increased by $37.5 million. Accounts payable and accrued liabilities increased by $22.1 million and income taxes payable increased by $15.4 million. Accounts payable and accrued liabilities related to working capital increased by $1.0 million, while non-working capital accruals for program rights and film investments increased by $21.1 million, as the Company invests in television programming. Taxes payable increased due to the timing of income tax installments.

Non-current liabilities increased by $55.9 million. Long-term debt increased by $50.2 million, as the Company used its credit facility to finance the TELETOON acquisition in the quarter. Deferred credits decreased by $1.3 million from the payment of public benefit liabilities. Net future tax liability (including current future tax asset) increased by $7.2 million due to the TELETOON acquisition, as well as the utilization of tax loss carry-forwards. Other long-term liabilities decreased by $4.6 million as certain liabilities became current in nature.

Share capital increased by $1.6 million as a result of the exercise of employee stock options, offset by the repurchase and cancellation of shares with a book value of $0.8 million under the Company's recently implemented issuer bid. Contributed surplus increased by $0.7 million as a result of expensing stock-based compensation for the quarter. Cumulative translation adjustment decreased by $0.6 million due to the translation of the net assets of self-sustaining foreign operations.

Liquidity and Capital Resources

Cash flows

Overall, the Company's cash and cash equivalents position has decreased by $0.3 million in the first quarter of fiscal 2007, compared to an increase of $4.4 million in the prior year. Free cash flow for the first quarter was an outflow of $41.3 million compared to an inflow of $4.4 million in the prior year. This decrease is due primarily to the $46.6 million acquisition of an additional 10% interest in TELETOON in the first quarter. After adding back the cost of this investment, free cash flow in the quarter is $5.3 million.

Cash provided by operating activities in fiscal 2007 is $12.0 million, compared to cash used of $1.1 million last year. This increase in operating cash flow is due primarily to lower interest paid in the current year on the new bank facility. This is offset by an increase of $9.6 million in payments for program rights. This increase is the result of recent investments in program rights made in Television. Non-cash working capital is typically a use of cash in the first quarter as certain year end accruals are paid in the quarter, and quarter-over-quarter revenue increases lead to higher receivables.

Cash used in investing activities in fiscal 2007 is $53.3 million, compared to cash provided of $5.5 million last year. The current year includes $46.6 million in cash outflow related to the TELETOON acquisition, while the prior year includes $9.0 million in proceeds from the sale of certain radio assets. In addition, capital expenditures are ahead of the same period past year. In the prior year, capital expenditures were insignificant in the first quarter and substantially higher in the remaining three quarters. Capital expenditures for the year are expected to be slightly higher than in the prior year.

Cash provided by financing activities in fiscal 2007 is $41.0 million compared to a negligible activity in the prior year. The Company drew on its credit facility in order to finance the TELETOON acquisition in the first quarter. The Company continued purchasing its own shares under an issuer bid that began in the second quarter of fiscal 2006. To the end of the first quarter, 39,100 shares had been purchased for cash consideration of $1.6 million. The exercise of employee stock options resulted in $2.1 million in cash receipts, while $9.0 million in dividends were paid.

Liquidity

As at November 30, 2006, the Company has available $150.0 million under a revolving term credit facility that matures on January 24, 2011. Interest rates on the Company's facilities fluctuate with Canadian bankers' acceptances and LIBOR.

As at November 30, 2006, the Company had a cash balance of $43.3 million and a total working capital balance of $110.4 million. Management believes that cash flow from operations and existing credit facilities will provide the Company with sufficient financial resources to fund its operations for the next 12 months.

Net debt to segment profit

At November 30, 2006, net debt was $603.3 million, up from $552.7 million at August 31, 2006. This increase in net debt is a result of the cash flows incurred to acquire 10% of TELETOON in the first quarter. Net debt to segment profit at November 30, 2006 was 2.7 times, up from 2.6 times at August 31, 2006. This ratio remains below management's stated guidance range of 3.0 to 3.5 times.

Off-balance sheet arrangements and derivative financial instruments

During fiscal 2006 the Company entered into Canadian interest rate swap agreements to fix the interest rate on its outstanding bank loans. The estimated fair value of these agreements at November 30, 2006 is $1.7 million. No liability has been included in the consolidated balance sheet.

During the first quarter of fiscal 2007 the Company entered into a derivative instrument in order to offset its exposure to changes in the fair value of units issued under its performance share unit plan. The fair value of $0.3 million for this derivative has been included as an asset in the consolidated balance sheet as at November 30, 2006.

Outstanding Share Data

As at December 31, 2006, 1,722,929 Class A Voting Shares and 40,331,667 Class B Non-Voting Shares were issued and outstanding.

Key Performance Indicators

The Company measures the success of its strategies using a number of key performance indicators. With the exception of radio same station segment results, these have been outlined in the Management's Discussion and Analysis contained in the Annual Report for the year ended August 31, 2006, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions. Certain key performance indicators are not measurements in accordance with Canadian or U.S. generally accepted accounting principles ("GAAP") and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

The following tables reconcile those key performance indicators that are not in accordance with GAAP measures:

Free cash flow

(thousands of Canadian dollars)	Three months ended November 30, 2006	2005
Cash provided by (used in):		
Operating activities	**12,013**	(1,102)
Investing activities	**(53,341)**	5,543
Free cash flow	**(41,328)**	4,441

Net debt

(thousands of Canadian dollars)	As at November 30, 2006	As at August 31, 2006
Long-term debt	**646,569**	596,362
Cash and cash equivalents	**(43,293)**	(43,636)
Net debt	**603,276**	552,726

Net debt to segment profit

(thousands of Canadian dollars except ratios)	As at November 30, 2006	As at August 31, 2006
Net debt [numerator]	**603,276**	552,726
Segment profit [1] [denominator]	**224,285**	214,119
Net debt to segment profit	**2.7**	2.6

(1) Reflects aggregate amounts for the most recent four quarters, as detailed in the table in the "Quarterly Consolidated Financial Information" section of Management's Discussion and Analysis.

CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

[unaudited] (in thousands of Canadian dollars)	As at November 30, 2006	As at August 31, 2006
ASSETS		
Current		
Cash and cash equivalents	**43,293**	43,636
Accounts receivable	**178,559**	142,934
Prepaid expenses and other	**10,338**	7,332
Program and film rights	**112,636**	104,723
Future tax asset	**18,954**	14,535
Total current assets	**363,780**	313,160
Tax credits receivable	**14,983**	13,226
Investments and other assets	**30,484**	29,642
Property, plant and equipment, net	**78,792**	78,417
Program and film rights	**97,240**	79,380
Film investments *[note 2]*	**65,135**	60,779
Deferred charges	**5,089**	5,655
Broadcast licenses *[note 3]*	**519,075**	505,212
Goodwill *[note 3]*	**790,813**	756,738
	1,965,391	1,842,209
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities *[note 4]*	**198,553**	176,384
Income taxes payable	**19,956**	4,583
Total current liabilities	**218,509**	180,967
Long-term debt *[note 5]*	**646,569**	596,362
Deferred credits *[note 6]*	**27,371**	28,691
Future tax liability	**92,092**	80,447
Other long-term liabilities	**22,281**	26,865
Non-controlling interest	**11,339**	11,379
Total liabilities	**1,018,161**	924,711
SHAREHOLDERS' EQUITY		
Share capital *[note 7]*	**872,113**	870,563
Contributed surplus	**7,573**	6,878
Retained earnings	**78,451**	51,585
Cumulative translation adjustment *[note 12]*	**(10,907)**	(11,528)
Total shareholders' equity	**947,230**	917,498
	1,965,391	1,842,209

See accompanying notes

On behalf of the Board,

John M. Cassaday   Heather A. Shaw
President and Chief Executive Officer   Executive Chair
January 10, 2007

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

[unaudited] (in thousands of Canadian dollars except per share amounts)	Three months ended November 30,	
	2006	2005
Revenues	**209,198**	195,341
Direct cost of sales, general and administrative expenses	**129,281**	125,590
Depreciation	**5,166**	5,038
Amortization	**566**	852
Interest on long-term debt	**8,872**	14,464
Other expense (income), net *[note 4]*	**6,522**	(678)
Income before income taxes and non-controlling interest	**58,791**	50,075
Income tax expense	**20,638**	17,751
Non-controlling interest	**1,484**	917
Net income for the period	**36,669**	31,407
Retained earnings, beginning of period	**51,585**	50,802
Dividends	**(9,041)**	(2,132)
Share repurchase excess *[note 7]*	**(762)**	—
Retained earnings, end of period	**78,451**	80,077
Earnings per share *[note 10]*		
Basic	**$0.87**	$0.73
Diluted	**0.85**	0.72
Weighted average number of shares outstanding [in thousands]		
Basic	**42,061**	42,808
Diluted	**43,116**	43,387

See accompanying notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended	
[unaudited]	**November 30,**	
(in thousands of Canadian dollars)	**2006**	2005
OPERATING ACTIVITIES		
Net income for the period	**36,669**	31,407
Add non-cash items:		
Depreciation	**5,166**	5,038
Amortization of program and film rights	**32,201**	28,889
Amortization of film investments	**7,868**	7,505
Other amortization	**566**	852
Future income taxes	**2,718**	3,851
Non-controlling interest	**1,484**	917
Foreign exchange losses	**20**	—
Stock-based compensation	**1,919**	1,683
Other	**710**	337
Net change in non-cash working capital		
balances related to operations	**(24,976)**	(40,509)
Payment of program and film rights	**(37,946)**	(28,324)
Net additions to film investments	**(14,386)**	(12,748)
Cash provided by (used in) operating activities	**12,013**	(1,102)
INVESTING ACTIVITIES		
Additions to property, plant and equipment	**(5,492)**	(1,235)
Business combinations	**(46,645)**	—
Increase (decrease) in other investments, net	**54**	(497)
Decrease in public benefits associated with		
acquisitions	**(1,258)**	(1,725)
Proceeds from sale of assets	**—**	9,000
Cash provided by (used in) investing activities	**(53,341)**	5,543
FINANCING ACTIVITIES		
Increase in bank loans	**49,627**	—
Decrease in other long-term liabilities	**(168)**	(176)
Issuance of shares under stock option plan	**2,148**	170
Shares repurchased	**(1,583)**	—
Dividends paid	**(9,039)**	—
Cash provided by (used in) financing activities	**40,985**	(6)
Net increase (decrease) in cash and cash		
equivalents during the period	**(343)**	4,435
Cash and cash equivalents, beginning of period	**43,636**	138,086
Cash and cash equivalents, end of period	**43,293**	142,521

See accompanying notes

(in thousands of Canadian dollars except share information)

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Corus Entertainment Inc. and its subsidiaries [“Corus” or the “Company”]. The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2006.

These interim consolidated financial statements follow the same accounting policies and methods of application as the fiscal 2006 annual consolidated financial statements.

Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results. Accordingly, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results. Each of the broadcasting businesses [Radio and Television] and the Content business has unique seasonal aspects.

For the broadcasting businesses, operating results are dependent on general advertising and retail cycles associated with consumer spending activity. Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity, and for the second quarter tend to be the weakest, consistent with lower consumer spending in winter months.

For the Content business, operating results are dependent on the timing and number of television programs made available for delivery in the period, as well as the timing of merchandising royalties received, none of which can be predicted with certainty. Consequently, Content’s operating results may fluctuate significantly from quarter to quarter. As well, cash flows may fluctuate and are not necessarily closely related to revenue recognition.

2. FILM INVESTMENTS

	As at November 30, 2006	As at August 31, 2006
Projects in development and in process, net of advances	**19,603**	17,397
Completed projects and distribution rights	**29,284**	28,721
Investments in third-party-produced film projects	**16,248**	14,661
	65,135	60,779

3. BUSINESS COMBINATIONS

In the first quarter of fiscal 2007, the Company completed the acquisition of an additional 10% share of TELETOON, to increase its ownership interest in this television network from 40% to 50%. The total cash consideration paid was $46.6 million. This investment will continue to be accounted for as a joint venture, and as such the net assets acquired and results of operations are proportionately

(in thousands of Canadian dollars except share information)

consolidated from the date of acquisition. The Company has not yet finalized the valuation of intangibles for the purpose of allocating the purchase cost of the acquisition. The preliminary purchase equation, which was accounted for using the purchase method, is summarized below:

Consideration given:	
Cash	**46,645**

Assigned value of net assets acquired:	
Current assets	1,473
Property, plant and equipment	48
Program and film rights	6,555
Broadcast licenses	13,863
Goodwill	34,075
Accrued liabilities	(4,890)
Future tax liabilities	(4,479)
	46,645

4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

In fiscal 2006 the Company recorded restructuring expenses of $4,165 in the Radio segment and $6,728 in the Content segment related primarily to severance and other restructuring activities. In the first quarter of fiscal 2007, the Company recorded an additional $6,160 in restructuring expenses related primarily to severance and other restructuring activities in the Television segment. These costs are included in *Other expense (income), net.* As at November 30, 2006, $8,042 of these provisions remains unpaid. The Company anticipates that these provisions will be substantially paid in fiscal 2007.

5. LONG-TERM DEBT

	As at November 30, 2006	As at August 31, 2006
Senior Subordinated Notes	**621**	601
Bank loans	**645,948**	595,761
	646,569	596,362

Interest rates on the balance of the bank loans fluctuate with Canadian bankers' acceptances and LIBOR. The Company has entered into Canadian interest rate swap agreements to fix the interest rate at 4.13% plus a margin on $400,000 of the Term Facility for the full term of the facility.

6. DEFERRED CREDITS

	As at November 30, 2006	As at August 31, 2006
Public benefits associated with acquisitions	**10,357**	11,615
Unearned revenue from distribution and licensing of film rights	**11,108**	11,415
Other	**5,906**	5,661
	27,371	28,691

(in thousands of Canadian dollars except share information)

7. SHARE CAPITAL

Authorized

The Company is authorized to issue, upon approval of holders of no less than two-thirds of the existing Class A shares, an unlimited number of Class A participating shares ["Class A Voting Shares"], as well as an unlimited number of Class B non-voting participating shares ["Class B Non-Voting Shares"], Class A Preferred Shares, and Class 1 and Class 2 preferred shares.

Issued and Outstanding

The changes in the Class A Voting and Class B Non-Voting Shares since August 31, 2006 are summarized as follows:

	Class A Voting Shares		**Class B Non-Voting Shares**		**Total**
	#	**$**	**#**	**$**	**$**
Balance, August 31, 2006	1,723,929	26,700	40,281,529	843,863	870,563
Conversion of Class A Voting Shares to Class B Non-Voting Shares	(1,000)	(16)	1,000	16	—
Issuance of shares under Stock Option Plan	—	—	87,022	2,371	2,371
Shares repurchased	—	—	(39,100)	(821)	(821)
Balance, November 30, 2006	**1,722,929**	**26,684**	**40,330,451**	**845,429**	**872,113**

Stock Option Plan

Under the Company's Stock Option Plan, the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors and employees of or consultants to the Company. The maximum number of shares that can be reserved for issuance under the plan is 4,084,642. All options granted are for terms not to exceed ten years from the grant date. The exercise price of each option equals the market price of the Company's stock on the date of the grant. Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

No options were granted during the first quarter of fiscal 2007.

As at November 30, 2006, the Company has outstanding stock options for 3,334,890 Class B Non-Voting Shares, of which 2,754,477 are exercisable.

The fair value of each option granted since September 1, 2003 was estimated on the date of the grant using the Black-Scholes option pricing model. The estimated fair value of the options is amortized to income over the option's vesting period on a straight-line basis. The Company has recorded stock-based compensation expense for the first quarter of $776 (2006 - $746). This charge has been credited to contributed surplus.

(in thousands of Canadian dollars except share information)

For options granted to employees up to August 31, 2003, had compensation costs for the Company's Stock Option Plan been determined based on the fair value based method of accounting for stock-based compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Three months ended **November 30,**	
	2006	2005
Net income	**36,669**	31,407
Pro forma net income	**36,625**	31,115
Pro forma basic earnings per share	**$0.87**	$0.73
Pro forma diluted earnings per share	**$0.85**	$0.72

Long-term Incentive Plan

In fiscal 2006, the Company implemented a new long-term incentive plan for senior management based on shareholder appreciation targets. The Company has recorded stock-based compensation expense for the first quarter of fiscal 2007 of $142 (2006 - nil). This charge has been credited to contributed surplus.

Normal Course Issuer Bid

On December 15, 2005, the Company announced its intention to make a normal course issuer bid for its Class B Non-Voting Shares through the facilities of the Toronto Stock Exchange. The Company intends to purchase for cancellation a maximum of 3,000,000 Class B Non-Voting Shares.

During the first quarter of fiscal 2007, the Company repurchased and cancelled 39,100 Class B Non-Voting Shares for a total cash consideration of $1,583. This cash consideration exceeded the carrying value of the shares repurchased by $762, which amount was charged to retained earnings.

8. BUSINESS SEGMENT INFORMATION

The Company’s business activities are conducted through three reportable operating segments:

Radio

The Radio segment now comprises 50 radio stations, situated primarily in high-growth urban centres in Canada. Revenues are derived from advertising broadcast over these stations.

Television

The Television segment includes interests in several specialty television networks, pay television, conventional television stations, a digital music service and cable advertising services, and the Nelvana production studio. Revenues are generated from subscriber fees and advertising.

(in thousands of Canadian dollars except share information)

Content

The Content segment includes the distribution of television programs and the sale and licensing of related products. Revenues are generated from licensing of proprietary films and television programs, merchandise licensing and publishing.

The Content segment derives programs for distribution through two means: (1) production by the Nelvana studio; and (2) acquisition from third party producers. Prior to fiscal 2007, the studio was considered to be part of the Content segment. As a result of changes made to Corus' management structure in early fiscal 2007, the production studio is now considered part of the Television segment and the activities of the studio are included in Television's results. The segment results of Television and Content for the prior year have been restated to reflect certain aspects of this change. The impact of the items restated on the first quarter of fiscal 2006 is to increase Television's revenues and segment profit by $2,615 and $522, respectively, with a corresponding decrease in Content. For other aspects of the new business relationship between the Content and Television segments, it is impracticable to restate prior years.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates each business segment's performance based on revenues less direct cost of sales, general and administrative expenses. Transactions between reporting segments are recorded at fair value.

(a) Revenues and segment profit

Three months ended November 30, 2006

	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenue	75,591	122,641	11,746	—	(780)	209,198
Direct cost of sales, general and administrative expenses	51,942	62,159	10,739	5,398	(957)	129,281
Segment profit	23,649	60,482	1,007	(5,398)	177	79,917
Depreciation	1,369	1,991	844	962	—	5,166
Amortization	—	266	—	300	—	566
Interest on long-term debt	—	—	—	8,872	—	8,872
Other expense (income), net	435	5,416	1,222	(551)	—	6,522
Income before income taxes and non-controlling interest	21,845	52,809	(1,059)	(14,981)	177	58,791

Three months ended November 30, 2005

	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenue	72,392	111,455	13,104	—	(1,610)	195,341
Direct cost of sales, general and administrative expenses	50,529	58,904	13,102	4,785	(1,730)	125,590
Segment profit	21,863	52,551	2	(4,785)	120	69,751
Depreciation	1,568	1,804	751	915	—	5,038
Amortization	—	188	—	664	—	852
Interest on long-term debt	—	—	—	14,464	—	14,464
Other expense (income), net	134	20	(2)	(830)	—	(678)
Income before income taxes and non-controlling interest	20,161	50,539	(747)	(19,998)	120	50,075

The Corporate segment represents the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2006
(in thousands of Canadian dollars except share information)

(b) Segment assets

	As at November 30, 2006	As at August 31, 2006
Radio	**718,721**	706,007
Television	**1,057,941**	945,129
Content	**90,829**	98,935
Corporate	**100,373**	94,836
Eliminations	**(2,473)**	(2,698)
	1,965,391	1,842,209

Assets are located primarily within Canada.

9. FINANCIAL INSTRUMENTS

Fair values

The fair values of long-term debt and derivative financial instruments have been determined as follows:

Long-term debt

The carrying value of the Company's bank loans approximates their fair value because interest charges under the terms of the bank loans are based on current Canadian bankers' acceptance and LIBOR rates.

Derivative financial instruments

The estimated fair values of these agreements are as follows:

	November 30, 2006		August 31, 2006	
	Carrying value	**Estimated fair value**	Carrying value	Estimated fair value
Interest rate swap agreements	—	(1,654)	—	2,012
Total return swap agreements	**270**	270	—	—

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

10. EARNINGS PER SHARE

The following is a reconciliation of the numerator and denominators (in thousands) used for the computation of the basic and diluted earnings per share amounts:

(in thousands of Canadian dollars except share information)

	Three months ended **November 30,** **2006**	2005
Net income for the period [numerator]	**36,669**	31,407
Weighted average number of shares outstanding [denominator]		
Weighted average number of shares outstanding – basic	**42,061**	42,808
Effect of dilutive securities	**1,055**	579
Weighted average number of shares outstanding – diluted	**43,116**	43,387

11. CONSOLIDATED STATEMENTS OF CASH FLOWS

Interest paid, interest received and income taxes paid and classified as operating activities are as follows:

	Three months ended **November 30,** **2006**	2005
Interest paid	**7,879**	28,451
Interest received	**418**	1,052
Income taxes paid	**3,229**	6,631

12. FOREIGN EXCHANGE GAINS AND LOSSES

The Company has reflected certain gains and losses in its consolidated statements of income and retained earnings as a result of exposure to foreign currency exchange rate fluctuations. A portion of these gains and losses relates to operating activities while other portions are of a financing nature. Foreign exchange gains and losses are reflected in the consolidated financial statements as follows:

	Three months ended **November 30,** **2006**	2005
Direct cost of sales, general and administrative expenses	**114**	295
Other expense (income), net	**(21)**	211
Total foreign exchange loss	**93**	506

An analysis of the cumulative translation adjustment shown separately in shareholders' equity is as follows:

Balance, August 31, 2006	(11,528)
Effect of exchange rate fluctuation on translation of net assets of self-sustaining foreign operations	621
Balance, November 30, 2006	(10,907)